Exhibit 12.1

HEXION SPECIALTY CHEMICALS, INC.

Statement regarding Computation of Ratios

(Amounts in millions of dollars)

	Pro forma Year ended December 31, 2005	Year ended December 31,
	2005	2005(1)	2004(2)	2003	2002	2001
Pre-tax (loss) from continuing operations	$4	$(29)	$(113)	$(100)	$(24)	$(6)

Add back
Loss (gain) from equity investees	—	—	—	(2)	(1)	—

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	4	(29)	(113)	(102)	(25)	(6)

Fixed charges:
Interest expense	209	224	118	77	65	70
Interest element of lease costs (3)	9	9	5	3	3	2

Preferred stock dividend requirements of consolidated subsidiaries	—	30	—	—	—	—

Total fixed charges	218	263	123	80	68	72

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	222	204	10	(22)	43	66

Ratio of earnings to fixed charges (4)	1.02	N/A	N/A	N/A	N/A	N/A

(1)	Includes data for Bakelite from date of acquisition by Borden Chemical on April 29, 2005.

(2)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.

(3)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.

(4)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $ 59, $113, $102, $25, and $6 for the years ended December 31, 2005, 2004, 2003, 2002, and 2001. The ratio of earnings to fixed charges was 1.02 for the year ended December 31, 2005, on a pro forma basis.